Exhibit 12
LORAL SPACE & COMMUNICATIONS LTD., A DEBTOR IN POSSESSION
COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES

	Six Months Ended
	June 30,

	2005	2004

	(In thousands)
	(Unaudited)
Loss from continuing operations before income taxes, equity income (losses) in affiliates and minority interest	$(39,983)	$(125,366)
Plus fixed charges:
Interest expense	2,448	788
Interest component of rent expense(1)	3,026	4,115
Less: capitalized interest	—	(957)

Earnings available to cover fixed charges	(34,509)	(121,420)
Fixed charges	(5,474)	(4,903)

Deficiency of earnings to cover fixed charges	$(39,983)	$(126,323)

(1)	The interest component of rent expense is deemed to be approximately 25% of total rent expense.